

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

August 5, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Nushares ETF Trust, under the Exchange Act of 1934:

- Nuveen Dividend Growth ETF
- Nuveen Winslow Large-Cap Growth ESG ETF
- Nuveen Small Cap Select ETF

Sincerely,